

May 12, 2011

Roger Ng
President
Oban Industries, Inc.
2219 20th Avenue, #B
San Francisco, CA 94116

>   **Re: Oban Industries, Inc.**
>   **Amendment No. 3 to Form 10-12G**
>   **Filed May 2, 2011**
>   **File No. 000-54287**

Dear Mr. Ng:

We have reviewed your responses to the comments in our letter dated April 18, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Information, page 14

Management Discussion and Analysis of Financial Condition and Results of Operations, page 14

1. We note your response to our prior comment seven and reissue our comment. As it appears you have $5,000 in cash as of January 31, 2011, please advise as to how you will not run out of funds until January 2012 given that you anticipate $8,000 in expenses just to meet your Exchange Act reporting requirements for the next twelve months. In this regard, we also note your disclosure in the second sentence of the first full paragraph of the Liquidity and Capital Resources section.

Directors and Executive Officers, page 16

Involvement in Certain Legal Proceedings, page 17

2. While we note your response to our prior comment eight, it appears that some of the language from Item 401(f)(3)(i) of Regulation S-K is still missing from this section. Please revise your disclosure accordingly or advise.

Signatures, page 23

3. We note that your signature page is dated April 2011. In your next amendment, please revise to include the day that Mr. Ng signs your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile: (415) 984-8300
        David K. Cheng, Esq.
        Nixon Peabody LLP